

07005855

SE[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 31/12/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL & CREDIT INTERNATIONAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20401 N.W. 2ND AVENUE, SUITE 307
(No. and Street)

MIAMI (City) FL (State) 33169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATSON & COMPANY, P.A
(Name – *if individual, state last, first, middle name*)

20401 N.W. 2ND AVENUE, #300, MIAMI FL 33169
(Address) (City) (State) (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN FOLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL & CREDIT INTERNATIONAL, INC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NADINE WILSON
Notary Public - State of Florida
My Commission Expires Dec 3, 2008
Commission # DD 370301
Bonded By National Notary Assn.

2-28-07

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL & CREDIT INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

CAPITAL & CREDIT INTERNATIONAL, INC.
FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Independent Auditors' Report on Financial Statements 1-2

Financial Statements:

- Statement of Financial Position 3
- Statement of Operations 4
- Statement of Changes in Member's Equity 5
- Statement of Cash Flows 6
- Notes to Financial Statements 7-8

Supplementary Information:

- Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9
- Schedule II – Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 10
- Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 11-13

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

We have audited the accompanying statement of financial position of Capital & Credit International, Inc. as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital & Credit International, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson + Company, P.A.

February 27, 2007

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	38,253
Accounts receivable		3,500
Marketable securities,owned, at market value		-
Not readily marketable securities, owned, at estimated fair value		-
Property and equipment, net accumulated depreciation		-
Security deposit		11,234
Other assets		10,154
TOTAL ASSETS	$	63,141

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable, accrued expenses, and other liabilities	$	6,977
Member's equity		56,164
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	63,141

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	
Interest and dividend	$ 234
Total Revenue	234
OPERATING EXPENSES	
Commissions and employee compensation	124,338
Communications	1,108
Licenses and taxes	4,508
Occupancy	6,536
Other administrative expenses	11,255
Professional fees	32,505
Total Operating Expenses	180,250
NET LOSS	$ 180,016

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, December 31, 2005	$	34,180
Contribution by member		202,000
Net loss		(180,016)
Balance, December 31, 2006	$	56,164

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net Loss	$ (180,016)
Adjustments to reconcile net loss to net cash and cash equivalents used by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(13,654)
Security deposit	(11,234)
Accounts payable, accrued expenses, and other liabilities	6,977
Total adjustments	(17,911)
NET CASH AND CASH EQUIVALENTS USED BY OPERATING ACTIVITIES	(197,927)
FINANCING ACTIVITIES	
Additional Paid-In-Capital	202,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,073
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	34,180
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 38,253

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity

Capital & Credit International, Inc., was incorporated on January 14, 2005 as a Florida corporation, but filed for a name changed on May 17,2006 from Stainton Bradley International, Inc. to its current name.

The Company is a broker dealer with approval to specialize in financial securities. It is currently registered with the Securities and Exchange Commission ("SEC"), and is a member of NASD, Inc. ("NASD").

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Revenue

The principal sources of revenue will be derived from fees and commissions earned from providing financial services, subject to the success of the services provided. However, the company is in its development stage and has not commenced active trading.

Income Taxes

As a corporation not exempt from Federal Income Taxes, the company is subject to federal income taxes on non-patronage income or additions to unallocated capital reserves.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 2 - DEPOSIT

In furtherance of its functions as a Broker Dealer, the company has established a Clearing Agreement with North American Clearing, Inc., to clear transactions and maintain the accounts of certain customers. This agreement requires a cash deposit which is redeemable only after the agreement terminates.

NOTE 3 - LEASE

The premises from which the company operates was leased by the parent under a renewable lease agreement which will expire on September 30, 2007. Lease cost is allocated in proportion to space occupied.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2006, the company's net capital was $42,510, which was $37,510 in excess of its required net capital of $5,000. The company's net capital ratio was 0.16-to-1.

NOTE 5 - RELATED PARTY TRANSACTIONS

Capital & Credit International, Inc. is solely owned by Capital & Credit Holding, Inc., a Florida Corporation, which is related to Capital & Credit Merchant Bank Ltd., a Jamaican Company. The holding company has undertaken to provide all the working capital requirements until the reporting company is fully functional.

In addition to the above, the company and its parent operates a cost sharing agreement involving administrative services. This agreement is renewable annually.

****

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

SCHEDULE I

NET CAPITAL	
Total member's equity	$ 56,164
Total capital and allowable member's equity qualified for net capital	56,164
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	3,500
Not readily marketable securities, owned	-
Property and equipment, net of accumulated depreciation	-
Other assets	10,154
Total deductions and/or charges	13,654
NET CAPITAL	42,510
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 6,977
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on 12.5% of aggregate indebtedness)	$ 872
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital required (greater of above)	$ 5,000
Excess capital	$ 37,510
Ratio: Aggregated indebtedness to net capital	0.16-to-1

Pursuant to rul 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

Read independent auditors' report on financial statements.

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2006

SCHEDULE II

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(ii) exemption.

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital & Credit International, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transaction are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material to relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

END

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watson + Company, PA

February 27, 2007